Warshaw Burstein, LLP

575 Lexington Avenue

New York, NY 10022

(212) 984-7700

www.wbny.com

Brian C. Daughney
EMAIL: bdaughney@wbny.com
DIRECT DIAL: (212) 984-7797

April 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Gary Newberry

Terence O'Brien

Joshua Gorsky

Jeﬀrey Gabor

Re:	Nexalin Technology, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed on April 8, 2022

File No. 333-261989

Ladies and Gentlemen:

We are submitting this letter on behalf of Nexalin Technology, Inc. (the “Company” or “Nexalin”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated April 22, 2022, relating to the Company’s Registration Statement on Form S-1 Amendment 3 (Registration No. 333-261989) and filed with the Commission on April 8, 2022 (the “Registration Statement”).

Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and Staff’s comments are presented in bold italics.

Amendment No. 3 to Registration Statement on Form S-1 filed April 8, 2022

Cover Page

1. We note your disclosure that in the first quarter of 2022, you had sales of your "Gen-2 devices in China which [you] accomplished through Wider which acted as a distributor of these devices." Please disclose whether you have entered into a written distribution agreement with Wider that is separate from the Joint Venture Agreement.

Response:

In response to Staff’s comment, we have modified the disclosure (pages 3 and 80) to state that there is a separate written agreement for the distributor services with Wider. We have also filed the agreement as Exhibit 10.15.

Overview, page 2

2. Please revise your registration statement to provide context for the preliminary revenue for the three months ended March 31, 2022 disclosed on page 3, including qualitative and quantitative disclosure, by providing estimates for other financial statement line items during the same period, such as costs and expenses, that would balance your disclosure. In this regard, a single financial measure may be considered an incomplete picture of your results of operations or financial condition.

Response:

In response to Staff’s comment, we have enhanced the disclosure to discuss costs and expenses related to the revenue. Please see pages 3, 61 and 80.

3. We note your revised disclosure on page 4 that the Gen-1 device was cleared by the FDA at 4 milliamps and the re classification does not prevent you from servicing previously sold devices. Please explain what "servicing" your previously sold devices entails and explain if there is a difference between selling your previously sold Gen-1 device and "servicing" them. If there is a difference, please revise your disclosure accordingly.

Response:

In response to Staff’s comment, we have provided additional disclosure regarding the “servicing” of previously sold devices. Please see pages 2, 4, 58, 77 and 93. As disclosed, providers who acquired the devices prior to the FDA’s December 2019 ruling may continue to use the devices for treatments. Some providers who has licensed devices decided to purchase them. Others remain on lease. The Company received monthly licensing or revenue from the sale of electrodes.

General

4. We note your response to prior comment 2 and reissue in part. We note that the maximum aggregate offering price in Exhibit 107 is inconsistent with the disclosure in the registration statement. Please revise the registration statement and legal opinion accordingly.

Response:

We have filed a new Exhibit 107 to correct the gross offering amounts. We have also filed a new opinion as Exhibit 5.1 in response to Staff’s comment.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 984-7797. Subject to Staff’s consideration of Amendment 4, we hope to go effective in advance of the year-end financial statements becoming stale.

WARSHAW BURSTEIN, LLP

By:	/s/ Brian C. Daughney
Brian C. Daughney, Esq.

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